                                                                               .
                                                                               .
                                                                               .


CONTACTS:

LORUS THERAPEUTICS INC.                       CANADIAN MEDIA CONTACT:                           US MEDIA CONTACT:
Corporate Communications                      Hugh Mansfield                                    Jennifer Taylor
Grace Tse                                     Mansfield Communications Inc.                     Mansfield Communications Inc.
Tel:  (416) 798-1200, ext.380                 Tel:  (416) 599-0024                              Tel:  (212) 370-5045
Email:ir@lorusthera.com                       Email:  hugh@mcipr.com                            E-mail:  jennifer@mcipr.com

 LORUS THERAPEUTICS ALLOWED CANADIAN PATENT TO PROTECT NEW ANTICANCER TECHNOLOGY

TSX:              LOR
OTC BB:           LORFF

TORONTO, JULY 28, 2003 - Lorus Therapeutics Inc. ('Lorus') announced today that the Canadian Patent Office has allowed a patent which protects the company's intellectual property as it relates to the discovery and use of potential antitumor oligonucleotide molecules that target the stability of messenger RNA
(mRNA) molecules that code for proteins involved in essential cellular functions.

Two of the genes targeted by this technology, which the company termed "U-sense technology," code for the components of ribonucleotide reductase, a complex which is crucial for the synthesis of DNA and the proliferation of cells, including tumor cells. Since the over-expression of ribonucleotide reductase is important in mechanisms of cancer transformation and disease progression, reducing gene expression through the application of U-Sense molecules has the potential to produce an important new class of anticancer drugs.

"The discovery of this novel approach to designing and developing a potentially new class of anticancer agents, which we believe work through a unique mechanism of action, is evidence of Lorus' strong commitment to discovering new and innovative treatments for devastating diseases like cancer," said Dr. Jim Wright, chief executive officer, Lorus.

                                     (more)

More about the technology:
The U-Sense strategy in drug design is to develop molecules that specifically decrease the level of key proteins that are linked to cancer transformation and disease progression. The expression of proteins in cells is controlled by the stability properties of the mRNA molecules that code for these proteins. Although it is still in the research stage of development, the U-Sense approach is designed to target the stability of mRNA molecules that code for proteins that play an important role in cancer and its progression into highly malignant tumors. By destabilizing the mRNA of a specific cancer related protein, its level may be significantly reduced to provide a novel treatment strategy.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

                                      -30-